UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41734

PRESTIGE WEALTH INC.

(Registrant’s Name)

Suite 3201, Champion Tower

3 Garden Road

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Entry into a Material Agreement and Unregistered Sale of Equity Securities.

On March 7, 2025, Prestige Wealth Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with certain accredited investors (the “Purchasers”) for a private placement offering (“Private Placement”), pursuant to which the Company received gross proceeds of approximately $5,000,000, before deducting any offering expenses, in consideration of (i) 11,111,111 Class A ordinary shares, par value $0.000625 per share (the “Ordinary Shares”); (ii) Series C ordinary warrants to purchase up to 8,333,335 Ordinary Shares (the “Series C Ordinary Warrants”), and (iii) Series D ordinary warrants to purchase up to 8,333,331 Ordinary Shares (the “Series D Ordinary Warrants”, and collectively with the Series C Ordinary Warrants, the “Warrants”) at a purchase price of $0.45 per Ordinary Share and associated Warrants (the “Offering”).

The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Offering will close once the closing conditions are satisfied.

The Company offered the Warrants to certain Purchasers whose purchase of Ordinary Shares in the Offering would have resulted in such Purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% of our Ordinary Shares immediately following the consummation of the Offering in lieu of the Ordinary Shares that would otherwise result in ownership in excess of 4.99% of the outstanding Ordinary Shares of the Company. The Warrants may be exercised three months after the issuance date (“Initial Exercise Date”) and expire five years after the Initial Exercise Date at exercise price $0.495 per share for Series C Ordinary Warrants and $0.585 per share for Series D Ordinary Warrants. The Warrants are exercisable for cash; provided, however that they may be exercised on a cashless exercise basis if the requirements set out under Section 2(c) of the Warrants are met. No more than 8,333,335 Ordinary Shares and 8,333,331 Ordinary Shares are issuable upon cashless exercise of the Series C Ordinary Warrants and Series D Ordinary Warrants, respectively. The exercise of the Warrants will be subject to a beneficial ownership limitation, which will prohibit the exercise thereof, if upon such exercise the holder of the Warrants, its affiliates and any other persons or entities acting as a group together with the holder or any of the holder’s affiliates would hold 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of the Warrants held by the applicable holder, provided that the holder may increase or decrease the beneficial ownership limitation (up to a maximum of 9.99%) upon 60 days advance notice to the Company, which 60 day period cannot be waived.

The Company will enter into a Registration Rights Agreement with the Purchasers (the “Registration Rights Agreement”) and will file with the Securities and Exchange Commission a Registration Statement covering the resale of all of the registrable securities under the Registration Rights Agreement.

The securities sold in the Offering were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. Each of the Purchasers is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. The Ordinary Shares to be issued upon conversion of the Warrants have not been registered under the Securities Act and may not be offered or sold in the United States in the absence of an effective registration statement or exemption from the registration requirements. This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, Registration Rights Agreement, Series C Ordinary Warrants and Series D Ordinary Warrants, attached hereto as Exhibits 10.1. 10.2, 10.3, and 10.4 respectively, each of which are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Series C Ordinary Warrants
10.4	Form of Series D Ordinary Warrants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRESTIGE WEALTH INC.

Date: March 10, 2025	By:	/s/ Kazuho Komoda
	Name:	Kazuho Komoda
	Title:	Chief Executive Officer and Chairman

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